Exhibit 99.2

Hydrogenics Corporation

2014 Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2014.  The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A.  For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”).  The information presented in this MD&A is as of March 3, 2015, unless otherwise stated.

Additional information about Hydrogenics, including our 2014 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 24 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Our Business	4
2	Growth Strategy	4
3	Overall Performance	6
4	Operating Results	8
5	Financial Condition	12
6	Summary of Quarterly Results	13
7	Fourth Quarter	13
8	Outlook	13
9	Liquidity	14
10	Capital Resources	17
11	Off Balance Sheet Arrangements	18
12	Related Party	18
13	Critical Accounting Estimates	18
14	Changes in Accounting Policies and Recent Accounting Pronouncements	19
15	Disclosure Controls	19
16	Internal Control Over Financial Reporting	19
17	Reconciliation of Non-IFRS Measures	20
18	Risk Factors	21
19	Outstanding Share Data	24
20	Forward-looking Statements	24

Hydrogenics Corporation

1.          Our Business

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia and Indonesia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry.  As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power.

2          Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2014, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our Commscope and Enbridge strategic relationships.

In 2014, we also continued to invest in product development. In Power Systems, we developed a new 100 kW rack mounted system for power generation and back-up applications. In On Site Generation, our customer E.ON (a major global energy and gas company headquartered in Germany) went live with our 2 Megawatt energy storage electrolyzer that was sold in 2012.  We also announced a follow-on 1 Megawatt sale using our newer PEM electrolyzer technology.  We are now the only company in the world to successfully launch PEM technology that can absorb a Megawatt of energy in a single PEM stack.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Hydrogenics Corporation

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines.  The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed.  Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of Combined Cycle Gas Turbine (“CCGT”) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, a Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem.  It is also a scalable solution, with expected commercial deployments between 5MW to 100MW. Hydrogenics is currently working with leading utilities worldwide in demonstration projects and setting the stage for commercial-scale projects.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and busses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Within our OnSite Generation business segment, we remain focused on reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2014 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we spent much of 2014 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components.  We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace. We are also attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

Hydrogenics Corporation

3          Overall Performance

Certain of the prior year’s figures have been revised to conform with the current presentation.

Selected Financial information

				2014 vs 2013	2013 vs 2012
	2014	2013	2012	% Favourable (Unfavourable)	% Favourable (Unfavourable)
			(Revised)
OnSite Generation	$30,192	$24,078	$27,336	25%	(12%)
Power Systems	15,356	18,335	4,361	(16%)	320%
Total Revenue	45,548	42,413	31,697	7%	34%

Gross profit	11,214	12,061	5,249	(7%)	130%
Gross Margin %	25%	28%	17%

Selling, General and Administrative Expenses	11,756	16,275	13,027	28%	(25%)
Research and Product Development Expenses	3,284	2,566	4,452	(28%)	42%

Income (Loss) from Operations	(3,826)	(6,783)	(12,225)	44%	45%
Net Loss	$(4,523)	$(8,908)	$(12,797)	49%	30%
Net Loss Per Share	$(0.47)	$(1.04)	$(1.74)	55%	40%

Cash Operating Costs1	$13,939	$13,546	$15,311	(3%)	12%
Adjusted EBITDA1	(2,539)	(1,217)	(10,062)	(109%)	88%

Cash used in Operating Activities	(14,944)	(9,197)	(1,163)	(62%)	(691%)
Cash & Cash Equivalents (including Restricted Cash)	10,421	13,847	16,802	(25%)	(18%)
Total Assets	47,555	40,070	41,877	(19%)	35%
Total Non-Current Liabilities (excluding Deferred Revenue)	$4,619	$4,076	$2,940	(13%)	(27%)

1           Cash operating costs and Adjusted EBITDA are Non-IFRS measures.  Refer to section 17

Hydrogenics Corporation

Highlights for the year ended December 31, 2014 compared to the year ended December 31, 2013

•
Revenues increased by $3.1 million or 7% to $45.5 million for the year ended December 31, 2014 compared to $42.4 million in the prior year.  Increase in revenue was due to increases in Onsite Generation revenues offset by decreases in Power Systems revenue in the current year as a result of orders from Q1 and Q2 of 2013 with no comparable orders during the same periods in 2014.  During the 2014, the Company received new orders for $36.3 million (2013 - $27.6 million) for the OnSite Generation business and $17.2 million (2013 - $9.3 million) for the Power Systems business.

						Expected Revenue Recognition
	Dec 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2014 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	22.5	36.3	(0.3)	30.2	28.3	27.8	0.5
Power Systems	34.5	17.2	(2.5)	15.3	33.9	11.3	22.6
Total	57.0	53.5	(2.8)	45.5	62.2	39.1	23.1

•
Selling, general and administrative (“SG&A”) expenses for 2014 of $11,756 were lower by $4,522 or 28% compared to $16,278 for the year ended December 31, 2013.  The improvement over the prior year was primarily due to the mark-to-market adjustment on the restricted share units (“RSUs”) and deferred share units (“DSUs”) compared to the prior year as a result of the decline in share price to C$15.42 the end of 2014 from C$20.42 per share at the end of 2013.

•
Research and development (“R&D”) expenses were $3,284 for the year ended December 31, 2014 compared to $2,566 in 2013, with the increase due to the development of the Company’s Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

•
Net loss for the year ended December 31, 2014, was $4,523 or $0.47 per share compared to a net loss of $8,908 or $1.04 per share for the prior year.  The 49% improvement in the net loss reflects the impact of the lower mark-to-market adjustment on the value of RSUs and DSUs in the current year indicated above, somewhat offset by lower margins in the current year compared to the prior year.

•
Cash operating costs were $13.9 million in the current year compared to $13.5 million for 2013, with the higher costs a result of an increase in R&D spending partially offset by lower SG&A expenses due to the impact of exchange rate fluctuations..

•
The Adjusted EBITDA loss increased to $2,539 for the year ended December 31, 2014 from $1,217 for last year. The decline resulted from lower margin sales and higher research and development costs in the current year.

December 31, 2013 compared to December 31, 2012

•
Revenues increased 34% to $42.4 million from 2012, primarily reflecting increased revenues in our Power Systems business unit as a result of revenue on the contract for integrated power propulsion systems for an OEM as well as delivery of the major order of fuel cell modules to our major partner, CommScope, Inc.

•	Gross profit increased $6.8 million to $12.1 million driven by improved margins from the OnSite Generation business unit and increased revenue from the Power Systems business unit.

Hydrogenics Corporation

•
Net loss decreased $3.9 million or 30%  or $0.70 per share, primarily due to: (i) an increase in amortization and depreciation of $0.2 million; partially offset by (iii) an increase in finance loss of $1.5 million as a result of an increase in the fair value of outstanding and exercised warrants at the time of exercise driven by an increase in our share price; and (iv) a $3.6 million increase in cash settled long term compensation indexed to share price, share settled stock-based compensation expense.

•	Cash operating costs were $13.5 million, versus $15.3 million last year, with costs as a percent of revenue falling 16%.

•	Adjusted EBITDA loss was $1.2 million versus $10.1 million last year, primarily reflecting; the $6.8 million increase in gross profit.

•
Cash and cash equivalents and restricted cash were $13.8 million at December 31, 2013, a $3.0 million decrease compared to December 31, 2012 primarily reflecting: (i) $11.0 of cash used in operating activities; (ii) $1.0 million of capital and intangible expenditures, (iii) repayments of our repayable government contribution totalling $0.4 million; partially offset by (iv) $6.1 million of net proceeds from the issuance of common shares in Q2 2013, (v) $1.8 million of operating borrowings, and; (vi) $1.2 million of proceeds from the exercise of warrants and options.

4          Operating Results

Business Segment Review
We report our results in two business segments, being OnSite Generation and Power Systems. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance.  The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Our OnSite Generation business involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas.  Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery.  Our HySTAT® products can be configured for both indoor and outdoor applications

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by our products. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recent increases in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed increased interest and orders for our small, medium and large scale energy storage products, which serve the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

Hydrogenics Corporation

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Selected Financial Information

	Years ended December 31
	2014	2013	% Favourable (Unfavourable)
Revenues	30,192	24,078	25%
Gross profit	6,102	3,681	66%
Gross margin %	20%	15%	32%
Selling, General and Administrative Expenses	3,293	3,249	(1%)
Research and Product Development Expenses	1,070	817	(31%)
Segment Income (Loss)	1,739	(385)	552%

Revenues increased by $6,114 or 25% to $30,192 for the year ended December 31, 2014 compared to $24,078 for 2013.  Revenue in 2014 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets.  Orders awarded for the year ended December 31, 2014 were $36.3 million (December 31, 2013 – $27.6 million).  At December 31, 2014 we had $28.3 million of confirmed orders (December 31, 2013 – $22.5 million), to be delivered and recognized as revenue in 2015.

Gross Margin improved in 2014 to 20% compared 15% in 2013 primarily due to the increase in revenue during 2014, bringing production capacity up to normal levels and higher margin orders.

Selling, General and Administrative (“SG&A”) Expenses were $3,293 for the year ended December 31, 2014 in line with costs the previous year

R&D Expenses were $1,070 during 2014 compared to spending of $817 for the year ended December 31, 2013 attributable to further prototype development costs.

Segment Income (Loss) increased $2,124 to income of $1,739 for the year ended December 31, 2014 compared to a loss of $385 for the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany.  Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy.  Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

Hydrogenics Corporation

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup and to the military, aerospace and other early adopters of emerging technologies,. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance.  In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

Selected Financial Information

	Years ended December 31
	2014	2013	% Favourable (Unfavourable)
Revenues	15,356	18,335	(16%)
Gross Profit	5,112	8,380	(39%)
Gross margin %	33%	46%	(27%)
Selling, General and Administrative Expenses	4,143	4,201	1%
Research and Product Development Expenses	2,194	1,722	(27%)
Segment Income (Loss)	(1,225)	2,457	(150%)

Revenues decreased $2,979 or 16% to $15,356 for the year ended December 31, 2014 compared to $18,335 for 2013.  The decrease in the current year resulted from no comparable orders in the current year for Q1 and Q2 of 2013.  Orders awarded for the year ended December 31, 2014 were $17.2 million (December 31, 2013 - $9.3 million), with orders received from Kolon Water & Energy contributing $10.9 million to the backlog.  At December 31, 2014, backlog was $33.9 million of confirmed orders for Power Systems’ products and services (December 31, 2013 - $34.5 million), with $11.3 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin declined to 33% during 2014 from 46% for the prior year, with the decline in the current period due to product mix with a larger percentage of higher margin engineering services in the prior year.

Hydrogenics Corporation

SG&A Expenses decreased by 1% to $4,143 for the year ended December 31, 2014 compared to $4,201 for the prior year.  Expenses were lower in the current year due to lower marketing expenses and lower compensation costs.

R&D Expenses at $2,194 were higher by $472 for the year ended December 31. 2014, compared to the $1,722 for 2013 due to more spending on R&D projects, specifically related to the Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

Segment Income/(loss) declined $3,682 to a loss of $1,225 for the year ended December 31, 2014 compared to income of $2,457 for the year ended December 31, 2013, primarily resulting from the lower gross margin and increased R&D spending.

Corporate and Other

Selected Financial Information

	Years ended December 31
	2014	2013	% Favourable (Unfavourable)
Selling, general and administrative expenses	$4,320	$8,828	51%
Research and product development expenses	20	27	26%
Net other finance gains (losses)	(180)	(2,065)	91%
Loss on joint venture	(94)	-	-
Interest income (expense)	(540)	(415)	(30%)
Foreign exchange gains (losses) net	117	355	(67%)
Total	$(5,037)	$(10,980)	54%

SG&A Expenses decreased by $4,508 or 51% to $4,320 for the year ended December 31, 2014 compared to $8,828 for 2013 primarily due to impact of the mark-to-market adjustment on RSUs and DSUs, as a result of the decline of our share price at the end of the current year as explained above.

R&D Expenses were $20 for the year ended December 31, 2014 consistent with the prior year and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) decreased by $1,885 to a loss of $180 for the 2014 year compared to a loss $2,065 at the end of 2013, primarily due to the fair value revaluation loss of $1,873 recorded in 2013 on exercised and outstanding warrants that were valued at the higher price for our common shares in 2013.  The remaining warrants were exercised in January of 2014 and there were no warrants outstanding at December 31, 2014.

Hydrogenics Corporation

5          Financial Condition

	December 31	December 31	Increase/(decrease)
	2014	2013	$	%
Cash, cash equivalents, restricted cash and short-term investments	$10,421	$13,847	$(3,426)	(25%)
Trade and other receivables	12,900	5,391	7,509	139%
Inventories	14,698	12,821	1,877	15%
Trade and other payables	13,156	13,193	(37)	-
Warranty provisions (current and non-current)	2,547	2,893	(346)	(12%)
Deferred revenue (current and non-current)	12,912	13,653	(741)	(5%)
Warrants	-	1,075	(1,075)	(100%)
Other non-current liabilities	$3,464	$3,095	369	12%

Cash, cash equivalents, restricted cash and short-term investments were $10.4 million, a decreased $3.4 million or 25%. Refer to Section 9 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $12.9 million, an increase of $7.5 million or 139% due to the timing of deliveries taking place at the end of the fourth quarter resulting in lower cash collections by December 31, 2014.  Additionally, the increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM as revenue is recognized using the percentage of completion method, which does not correspond with the cash collected on outstanding receivables for this project.

Inventories were $14.7 million, an increase of $1.9 million or 15% compared to the prior year and was consistent with our growth targets and our increase in expected product deliveries in early 2015.

Trade and other payables were $13.2 million was consistent with the prior year.

Warranty provisions were $2.5 million, a decrease of $346 or 12% due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $12.9 million, a decrease of $741 or 5% reflecting deposits received on order bookings.

Warrants were nil at December 31, 2014 due to the exercise of 69,072 Series B warrants during the year. There were no outstanding warrants as at December 31, 2014.

Other non-current liabilities were $3.5 million at December 31, 2014, an increase of $369 or 12%, with the increased primarily due to the final draw down related to the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund and a new liability related to a post-retirement benefit liability for our Belgian subsidiary, somewhat offset by the recovery on a Canadian post-retirement benefit liability due to the death of the sole beneficiary of the plan.

Hydrogenics Corporation

6          Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2014.

	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
						As Revised1
Revenues	15,673	$11,093	$10,723	$8,059	$11,000	$9,236	$9,786	$12,391
Gross Profit	2,989	3,067	3,240	1,918	2,705	2,730	2,749	3,877
Gross Margin %	19%	28%	30%	24%	25%	30%	28%	31%
Adjusted EBITDA2	160	(683)	(288)	(1,728)	(165)	(350)	(873)	172
Net Income (Loss)	612	$(1,262)	$(125)	$(3,747)	$(3,100)	$(491)	$(4,178)	$(1,139)
Net Income (Loss) Per Share - (Basic and Fully Diluted)	$0.06	$(0.13)	$(0.01)	$(0.40)	$(0.35)	$(0.05)	$(0.49)	$(0.15)
Weighted Average Common Shares Outstanding	10,089,891	10,089,508	9,605,220	9,073,527	9,003,960	8,963,599	8,542,637	7,843,373

1.           The accounting changes were effective January 1, 2013.
2.           Adjusted EBITDA is a Non-IFRS measure, see Section 9.

7          Fourth Quarter

Revenues for the fourth quarter were $15.7 million as a result of a higher volume of large orders being delivered in the fourth quarter compared to prior quarters.

Gross Margin was 19% in the fourth quarter, lower than previous quarters, due to higher than anticipated material costs on a large order delivered in the fourth quarter as well as the impact of foreign exchange.

Adjusted EBITDA was income of $160 compared to losses in the prior six quarters due to the Company’s increased revenue and focus on cost reductions.

Net income was $611 compared to net losses in the prior seven quarters due to lower mark-to market adjustments in the current quarter and the Company’s increased focus on cost reductions indicated above.

8          Outlook

Current Market Environment

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout.  In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Our joint venture with Kolon Water and Energy also provides for a unique application of fuel cell power modules to provide stationary primary power at the megawatt class.  The Korean government regulatory catalyst for fuel cell technology provides an avenue for significant growth in this area. While we have 1MW currently announced and in backlog we do have visibility to significant growth above this level in 2015 and beyond.

Hydrogenics Corporation

The traditional on-site industrial hydrogen market has seen solid growth in recent months. The growth in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline.  As costs of truck transport rise the competitiveness of the onsite solution improves.  This growth is reflected in the improved OnSite Generation backlog.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position.  At December 31, 2014, our order backlog was $62.2 million (December 31, 2013 - $57.0 million) spread across numerous geographical regions, of which $39.1 million is expected to be recorded as revenue in the next twelve months.

However, as a global Company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio.  These macroeconomic changes could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook

Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources. As we continue to win these large projects our revenue and income could have significant swings quarter to quarter coinciding with the shipment of these orders.

Delivery delays in backlog caused by factors such as (but not limited to), supply chain delivery delays, delays caused by shipping carrier, customer credit risk issues, delays requested by the customer and local country customs entry delays could cause revenue recognition on these products to shift into later quarters of 2015.

9          Liquidity

Cash Used in Operating Activities

	Year ended December 31
	2014	2013	$ Change
Net loss	$(4,523)	$(8,908)	$4,385
(Increase) decrease in restricted cash	(1,825)	1,758	(3,583)
Changes in non-cash working capital	(10,457)	(8,879)	(1,578)
Other items not affecting cash	1,861	6,832	(4,971)
Cash used in operating activities	$(14,944)	$(9,197)	$(5,747)

Cash used in operating activities during 2014 increased by $5,747 to $14,944 compared to $9,197 used in 2013.

Restricted cash increase by $1.8 million as a result of additional funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

Hydrogenics Corporation

Non-cash working capital decreased $10.4 million as a result of higher inventories and receivables related to increased revenue as described above under Section 5 - Financial Condition.

Cash Used in Investing Activities

	Year ended December 31
	2014	2013	$ Change
Proceeds on disposals	$10	$-	$10
Purchases of property plant and equipment	(871)	(939)	68
Purchase of intangibles	(110)	(32)	(78)
Investment in joint venture	(2,307)	-	(2,307)
Cash used in investing activities	$(3,278)	$(971)	$(2,307)

Cash used in investing activities during 2014 was $ 3.3 million compared to $971 for the year ended December 31, 2013 with the increase due to the investment in the Kolon Hydrogenics joint venture during the current year.

Cash Provided By Financing Activities

	Year ended December 31
	2014	2013	$ Change
Proceeds of borrowings	$854	$1,782	$(928)
Repayment of government contributions	(498)	(393)	(105)
Common shares issued, warrants and options exercised	13,666	7,280	6,386
Cash provided by (used in) operating activities	$14,022	$8,669	$5,353

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus allowed us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 shares by CommScope) at a price of $15 per share.  On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds to the Company, after underwriting fees and expenses were $13,545.

Changes in cash provided by financing activities year ended December 31, 2014 was $14,022 compared to $8,669 in the prior year with the issuance of 1,000,000 shares for net proceeds of $13,545 as described above, somewhat offset by lower borrowings in the current year compare to the prior year:

Hydrogenics Corporation

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt1	$5,726	-	$1,221	$2,328	$2,177
Operating Leases	3,948	862	1,600	1,061	425
Purchase obligations	6,425	6,425	-	-	-
Repayable Government Contributions	678	239	439	-	-
Total Contractual Obligations2	$16,777	$7,526	$3,260	$3,389	$2,602

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.

2.	The table excludes the DSU liability of $1,168 included in our current liabilities which relate to units that are only settled once a director resigns as a director.

Credit Facilities

We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers.

On June 30, 2014, the Company renewed its operating line of credit for up to €7,000 or approximately $8,471 (2013 - $9,645).  Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7,000. The Borrower may also borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and the Borrower may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000.  At December 31, 2014, €3,642 or approximately $4,407 of standby letters of credit and letters of guarantee are outstanding and no amount has been drawn against the operating line of credit.  At December 31, 2014, the Company had availability of €3,358 or approximately $4,064 (2013 - $4,405) under this facility.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Company’s Power Systems business segment entered into an agreement for additional operating lines of credit of C$6,248 (2013 - $2,374) or approximately $5,386 of which $3,507 was outstanding at December 31, 2014 as standby letters of credit and letters of guarantee issued.  The Company had $1,879 (2013 - $nil) available under this credit facility at December 31, 2014.

In addition to above, the Company’s German subsidiary had an outstanding bank guarantee for approximately $86 (2013 - $98).

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Hydrogenics Corporation

Other Loan Facilities

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

We drew C$972 or approximate $956 on the loan during 2014. There was no availability remaining under this facility at December 31, 2014. The loan is collateralized by a general security agreement covering assets of the Company.  Additionally, the loan requires that we maintain a minimum cash deposit in a Canadian Financial institution.

The Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. The Company may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’s results of operations or financial condition.

10          Capital Resources

At December 31, 2014, the Company had cash and cash equivalents of $6,572, restricted cash of $3,849, total debt of $2,922 and shareholders’ equity of $15,476.  The Company considers its capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	2014	2013
Cash and cash equivalents and restricted cash	$10,421	$13,847
Less:
Long term debt	2,922	2,260
Net cash and cash equivalents and restricted cash	7,499	11,587
Shareholders equity	15,476	6,161
Capital Employed	$22,975	$17,748

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

Hydrogenics Corporation

11          Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

12          Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company.  During 2014, Hydrogenics made purchases of $171 (2013 - $212) from this related company.  At December 31, 2014, the Company had an accounts payable balance due to this related party of $12 (2013 - $4).  We believe that transactions with this company are consistent with those we have with unrelated third parties.

As a result of CommScope’s investmenst in the Company, CommScope  was previously considered a related party.  During 2014, products sales to CommScope were $58 (2013 - $4,049).  At December 31, 2014, the Company had no outstanding accounts receivable from CommScope (2013 – nil).  We believe transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture.  During 2014, the Company sold the joint venture a 1 Megawatt Power Generation unit for $3,136 and at the end of December 31, 2014 the Company had a receivable of $935 owing from the joint venture.

All related party transaction involve the parent company and there are no related party transactions to disclose for the Company’s subsidiaries.

13          Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements.  In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

14          Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2014 are disclosed in note 2 of our consolidated financial statements and their related notes for the year ended December 31, 2014.

Hydrogenics Corporation

15          Disclosure Controls & Procedures

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting," we have identified a material weakness in our internal control over financial reporting. Due to this material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014.

In light of the material weakness in internal control over financial reporting, we completed other procedures, including validating, and in certain cases correcting, the calculation of the impact of foreign currencies on our non-monetary assets in our German subsidiary. These additional procedures have allowed us to conclude that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with GAAP.

16          Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

There were no changes in our internal controls over financial reporting during the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have affected the internal controls over financial reporting, was conducted as of December 31, 2014, by company management including the CEO and the CFO.  Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2014.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and implement internal controls to ensure that non-monetary assets denominated in foreign currency in our German subsidiary were accurately recorded in US dollars. The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company’s consolidated financial statements for the year ended December 31, 2014 prior to their release.  Additionally, this material weakness could, if uncorrected, result in a future misstatement of the aforementioned non-monetary assets or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

The Company’s management, including the CEO and CFO, and our Board of Directors are committed to remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries.

The Company’s management, including the CEO and CFO, is committed to implementing its remediation plan as soon as practicable.

Hydrogenics Corporation

17          Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Company. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.  Adjusted EBITDA is regularly reported to the chief operating decision maker.

Beginning with the year ended December 31, 2013 we have also changed our definition of Adjusted EBITDA to exclude stock-based compensation (both share settled and RSUs and DSUs that are cash settled stock-based compensation).  We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Year ended December 31
	2014	2013
Net loss	$(4,523)	$(8,908)
Finance loss (income)	697	2,125
Depreciation of property, plant and equipment and intangible assets	661	712
RSUs and DSUs	82	4,223
Stock-based compensation expense (including PSUs)	544	631
Adjusted EBITDA	$(2,539)	$(1,217)

Hydrogenics Corporation

Cash Operating Costs

We report cash operating costs because it is a key measure used by management to measure the normal operating costs required to operate the ongoing business units of the Company. The Company believes cash operating costs are a useful measure in assessing our normal operating costs.  Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Company’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Company’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating costs consisting of Selling, general and administrative expenses and Research and product development expenses:

Cash operating costs

	Year ended December 31
	2014	2013
Selling, general and administrative expenses	$11,756	$16,278
Research and product development expenses	3,284	2,566
Total operating costs	$15,040	$18,844
Less: Depreciation of property, plant and equipment and intangibles	475	444
Less: RSUs and DSUs	82	4,223
Less: Stock-based compensation expense (including PSUs)	544	631
Cash operating costs	$13,939	$13,546

18          Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

Hydrogenics Corporation

A summary of our identified risks and uncertainties are as follows:

•
Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

•
The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

•	Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.

•	We may not be able to implement our business strategy and the price of our common shares may decline.

•
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•
We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

•	Our operating results may be impacted by currency fluctuation.

•	Our insurance may not be sufficient.

•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

•
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

•
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

•	Changes in government policies and regulations could hurt the market for our products.

•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.

•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Hydrogenics Corporation

•
Our strategy for the sale of fuel cell power products depends on developing partnerships with original equipment manufacturers (“OEMs”), governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•
We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.

•	If we do not properly manage foreign sales and operations, our business could suffer.

•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

•
We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•	Our involvement in intellectual property litigation could negatively affect our business.

•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

•
As a result of the strategic alliances entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

•	A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

•
If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

•
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Hydrogenics Corporation

•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.

•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

19          Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.  We had 10,090,325 common share outstanding at December 31, 2014.

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1	9,017,617	$333,312	7,775,540	$323,513
Share offering	1,000,000	13,545	891,250	6,145
Warrants exercised	57,144	1,217	302,859	3,171
Stock options exercised (note 18)	15,564	185	47,968	483
At December 31,	10,090,325	$348,259	9,017,617	$333,312

At December 31, 2014, there were 481,403 stock options and 87,850 DSUs outstanding to purchase our common shares and there were no Series A and Series B warrants outstanding, if these securities are exercised, our shareholders could incur dilution.

20          Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2015 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.